DWS INVESTMENTS
STRUCTURED NOTES
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RESHAPING INVESTING.

Buffered Absolute Return Barrier Securities Linked to the S&P 500® Index

U.S. Equities ■ Bullish ■ Short Term Investment

Indicative Terms as of February 9, 2009

CUSIP:	2515A0 YP 2
Issuer:	Deutsche Bank AG, London Branch
Rating[1]:	Moody's Aa1 / S&P A+
Maturity / Tenor:	13 Month
Index:	S&P 500® Index
Initial Level:	The closing level of the Index on the Trade Date
Final Level:	The closing level of the Index on the Final Valuation Date
Barrier Event:	A Barrier Event will occur if the Index Closing Level on any trading day during the Observation Period is greater than the Upper Index Barrier or lower than the Lower Index Barrier.
Observation Period:	The period of trading days on which there is no market disruption event with respect to the Index commencing on (and including) the Trade Date to (and including) the Final Valuation Date.
Buffer Level:	20.00%
Upper Index Barrier:	138.50% – 142.50% of the Initial Level (TBD on Trade Date)
Lower Index Barrier:	80% of the Initial Level
Payment at Maturity:	The payment you will receive at maturity per $1,000 security face amount will be calculated as follows: If a Barrier Event does not occur: • $1,000 + ($1,000 * Absolute Index Return) If a Barrier Event has occurred and the Final Level is: • greater than or equal to the Initial Level: $1,000 • less than the Initial Level, and such decline is equal to or less than the Buffer Level: $1,000 • less than the Initial Level and such decline is greater than the Buffer Level: $1,000 + ($1,000 * (Index Return + Buffer Level))
Index Return:	$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Absolute Index Return:	The absolute value of the Index Return
Discounts and Commissions:	The Agents will not receive a commission in connection with the sales of the securities. Deutsche Bank Securities Inc. may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 face amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 face amount. The Issuer will reimburse Deutsche Bank Securities Inc. for such fees.
Agents:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

Best Case Scenario at Maturity

If a Barrier Event does not occur, investors receive at maturity their principal *plus* an amount equal to their principal *multiplied* by the Absolute Index Return, subject to a maximum return of between 38.50% and 42.50% (TBD on Trade Date).

Worst Case Scenario at Maturity

If a Barrier Event occurs and the Final Level is less than the Initial Level by more than the Buffer Level, an investment in the securities will decline by 1% for every 1% decline in the Index beyond the Buffer Level. Subject to the credit of the Issuer, the maximum loss is 80%.

Benefits

- "Market Neutral" Strategy: provides potential for positive returns even if the Index Return is negative at maturity if no Barrier Event occurs
- Potential to outperform the Index as a result of the Buffer feature
- Designed for investors who are moderately bullish

Risks

- The securities may under-perform the market if a Barrier Event occurs
- Investor is not entitled to dividends or voting rights
- Various factors affect the value of the securities prior to maturity
- If a Barrier Event occurs, the securities may return less than the principal at maturity
- Investors should be willing and able to hold the securities to maturity
- If the Final Level is lower than the Initial Level by more than the Buffer Level, investors could lose up to 80% of their initial investment in the securities
- An investment in the securities is subject to the credit of the Issuer

Important Dates

Offering Period:	February 9 - February 24, 2009
Trade Date:	February 24, 2009
Settlement Date:	February 27, 2009
Final Valuation Date:	March 24, 2010
Maturity Date:	March 29, 2010 (13 Months)

[1] As of February 9, 2009. A credit rating is not a recommendation to buy, sell or hold the securities and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Securities Program, Series A does not enhance, affect or address the likely performance of the securities other than the ability of the Issuer to meet its obligations.

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Structured Products 1.866.637.9185 www.dws-sp.com

Buffered Absolute Return Barrier Fact Sheet
DWS Structured Products

Return Scenarios at Maturity (Assumes an Upper Barrier Level of 140.50% of the Initial Level and a Buffer Level of 20.00%)
If a Barrier Event Does Not Occur			A Barrier Event Does Occur
Index Return	Barrier Note Return	Payment at Maturity (per $1,000 invested)	Index Return	Barrier Note Return	Payment at Maturity (per $1,000 invested)
-20.00%	20.00%	$1,200.00	-40.00%	-20.00%	$800.00
-15.00%	15.00%	$1,150.00	-30.00%	-10.00%	$900.00
-10.00%	10.00%	$1,100.00	-20.00%	0.00%	$1,000.00
-5.00%	50.00%	$1,050.00	-10.00%	0.00%	$1,000.00
0.00%	0.00%	$1,000.00	0.00%	0.00%	$1,000.00
10.00%	10.00%	$1,100.00	10.00%	0.00%	$1,000.00
20.00%	20.00%	$1,200.00	20.00%	0.00%	$1,000.00
30.00%	30.00%	$1,300.00	30.00%	0.00%	$1,000.00
40.00%	40.00%	$1,400.00	40.00%	0.00%	$1,000.00
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the securities.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis.

Selected Risk Factors

MARKET RISK — The return on the securities at maturity, if any, is linked to the performance of the Index and will depend on whether the Index Closing Level ever exceeds the Upper Index Barrier or is less than the Lower Index Barrier on any trading day during the Observation Period and the magnitude of the Index Return. Appreciation potential is limited.

THE SECURITIES MAY PAY LESS THAN THE PRINCIPAL AMOUNT - You may receive a lower payment at maturity than you would have received if you had invested in the Index, the component stocks underlying the Index or contracts related to the Index. If a Barrier Event occurs and the Final Level is less than the Initial Level by more than the Buffer Level, you will lose 1% for every 1% decline in the Index beyond the Buffer Level. The securities do not guarantee any return in excess of $200 per $1,000 security face amount. If a Barrier Event occurs and the Final Level is greater than the Initial Level, you will not receive any more than the principal amount at maturity.

THE BARRIER FEATURE WILL LIMIT YOUR RETURN ON THE SECURITIES AND MAY AFFECT YOUR PAYMENT AT MATURITY - Your investment in the securities may not perform as well as an investment in a security with an uncapped return based solely on the performance of the Index.

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS - As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the component stocks underlying the Index would have.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY - Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity. You should be willing and able to hold your securities to maturity.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE INDEX OR THE MARKET VALUE OF THE SECURITIES - We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, any such research, opinions or recommendations could affect the level of the Index or the market value of the securities.

COUNTERPARTY RISK - The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

LACK OF LIQUIDITY - The securities will not be listed on any securities exchange.

POTENTIAL CONFLICTS - We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES - In addition to the Index Closing Level on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement additional information.

TAX TREATMENT - Although the tax consequences of an investment in the securities are uncertain, we believe it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes. Under this treatment your gain or loss on the securities should be long-term capital gain or loss if you hold the securities for more than a year. If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the timing and/or character of income on the securities might differ materially and adversely from the description herein. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the tax treatment described in this pricing supplement and the accompanying product supplement.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 603VV and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 603VV and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

ISSUER FREE WRITING PROSPECTUS
                                                Filed Pursuant to Rule 433
                              Registration Statement No. 333-137902
                        Dated February 9, 2009      R-9901-1 (02/09)

DWS Structured Products    1.866.637.9185    www.dws-sp.com